FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG GROUP PLC
2007 SECOND QUARTER
AND HALF YEAR RESULTS
--------------------------------------------------------------------------------


   - Total operating profit(i) for the quarter was GBP747 million

   - At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased 14%

   - Planned maintenance and disposals resulted in E&P volumes down 3%

   - Damage to CATS pipeline will impact UK production in the third quarter

   - Strong volume growth (up 61%), drove LNG total operating profit growth of 159%

   - Major advance in growth programme with agreement on Karachaganak Phase III gas sales


BG Group's Chief Executive, Frank Chapman said:


"In a quarter with a high level of scheduled maintenance, operating performance remained strong, with underlying operating profit up 14% and excellent results in LNG. We continue to advance our future growth programme, with progress on Karachaganak Phase III and with drilling in Brazil."


 Second Quarter                                                Half Year
  2007   2006         Business Performance(i)                 2007   2006
  GBPm   GBPm                                                 GBPm   GBPm


   747    752    -1%  Total operating profit including       1 570  1 710    -8%
                      share of pre-tax operating results
                      from joint ventures and associates

   409    325   +26%  Earnings for the period                  857    888    -3%

 12.0p   9.3p   +29%  Earnings per share                     25.2p  25.3p      -



                      Total results for the period
                      (including disposals,
                      re-measurements and impairments)

   730    773    -6%  Operating profit before share of       1 464  1 685   -13%
                      results from joint ventures and
                      associates

   793    829    -4%  Total operating profit including       1 582  1 811   -13%
                      share of pre-tax operating results
                      from joint ventures and associates

   471    418   +13%  Earnings for the period                  903    996    -9%

 13.9p  12.0p   +16%  Earnings per share                     26.5p  28.4p    -7%

 3.60p  3.00p   +20%  Interim dividend per share             3.60p  3.00p   +20%






i) 'Business Performance' excludes disposals, certain re-measurements and impairments as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 10 and Results Presentation, page 2. Unless otherwise stated, the results discussed in this release relate to BG Group's Business Performance.



RESULTS PRESENTATION


The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of certain financial instruments.
   - Profits and losses on the disposal and impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 12 and 13). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is disclosed in Business Performance discussed on pages 3 to 9. The table below sets out the amounts related to joint ventures and associates, certain re-measurements under IAS 39 and profits on disposal and impairment of non-current assets and businesses.



       Second Quarter            Business      Disposals, re-        Total
                               Performance    measurements and       Result
                                                impairments(i)
                              2007     2006     2007     2006     2007     2006
                              GBPm     GBPm     GBPm     GBPm     GBPm      GBPm

Operating profit before
disposal of non-current
assets                         684      696       27       85      711      781

Profits and losses on
disposal of non-current
assets and impairments           -        -       19       (8)      19       (8)
Operating profit before
share of results from joint
ventures and associates        684      696       46       77      730      773

Pre-tax share of operating
results of joint ventures and
associates                      63       56        -        -       63       56
Total operating profit         747      752       46       77      793      829

Net finance costs
Finance income                  34       21        -        4       34       25
Finance costs                  (25)     (17)      (2)      (5)     (27)     (22)
Share of joint ventures
and associates                 (15)     (18)       -        -      (15)     (18)
                                (6)     (14)      (2)      (1)      (8)     (15)

Taxation
Taxation                      (307)    (392)      18       17     (289)    (375)
Share of joint ventures
and associates                 (10)      (9)       -        -      (10)      (9)

                              (317)    (401)      18       17     (299)    (384)

Profit for the period          424      337       62       93      486      430

Profit attributable to:
Shareholders (earnings)        409      325       62       93      471      418
Minority interest               15       12        -        -       15       12

                               424      337       62       93      486      430



i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial Instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 10.


                               BUSINESS REVIEW

The results discussed in this Business Review (pages 3 to 9) relate to BG Group's performance excluding disposals, re-measurements and impairments. For the impact and a description of these items, see the consolidated income statements (pages 12 and 13) and note 2 of the accounts (page 20). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 10) for an explanation of these metrics.


                                     GROUP

 Second Quarter           Business Performance             Half Year
 2007      2006                                          2007      2006
 GBPm      GBPm                                          GBPm      GBPm

2 162     1 754     +23%  Revenue and other operating   4 142     3 726    +11%
                          income

                          Total operating profit
                          including share of pre-tax
                          results from joint ventures
                          and associates

  565       647     -13%  Exploration and Production    1 191     1 373    -13%
   88        34    +159%  Liquefied Natural Gas           209       172    +22%
   70        57     +23%  Transmission and Distribution   120       122     -2%
   31        23     +35%  Power Generation                 69        62    +11%
   (7)       (9)    -22%  Other activities                (19)      (19)     -
  747       752      -1%                                1 570     1 710     -8%
   (6)      (14)    -57%  Net finance costs               (15)      (13)   +15%
 (317)     (325)     -2%  Taxation for the period        (673)     (747)   -10%
  409       401      +2%  Earnings before prior period    857       926     -7%
                          taxation
    -       (76)      -   Prior period taxation             -       (38)     -
  409       325     +26%  Earnings for the period after   857       888     -3%
                          prior period taxation

 12.0p      9.3p    +29%  Earnings per share             25.2p     25.3p     -
  496       401     +24%  Capital investment            1 365       787    +73%



                                 Second quarter

Revenue and other operating income increased by 23% to GBP2 162 million, reflecting a 61% increase in LNG managed volumes and the impact of recent power acquisitions, partially offset by lower prices and the weaker US$/UKGBP exchange rate.

Total operating profit of GBP747 million was broadly in line with the prior year, despite a weaker US$/UKGBP exchange rate and lower UK gas prices. The impact of strong volume growth in the LNG segment was offset by an increased exploration charge and lower E&P production volumes. At constant US$/UKGBP exchange rates and upstream prices, underlying total operating profit would have increased by 14%.

Cash flow remained strong with cash generated by operations of GBP829 million and proceeds from asset disposals of GBP381 million.

Capital investment in the quarter of GBP496 million included the acquisition of Masspower (GBP74 million) in the USA, and continuing investment in Europe and Central Asia (GBP152 million), Mediterranean Basin and Africa (GBP143 million), North America and the Caribbean (GBP52 million), South America (GBP42 million) and Asia Pacific (GBP33 million).

At 30 June 2007, the Group had returned GBP219 million to shareholders as part of the share repurchase programme announced on 8 February 2007. Net funds were GBP213 million.

                                   Half year

Revenue and other operating income increased by 11% reflecting a 44% increase in LNG managed volumes and the impact of recent power acquisitions, partially offset by lower prices and the weaker US$/UKGBP exchange rate.

Total operating profit of GBP1 570 million reflected a 44% increase in LNG managed volumes offset by an increased exploration charge, lower prices and a weaker US$ /UKGBP exchange rate. At constant US$/UKGBP exchange rates and upstream prices, underlying total operating profit would have increased by 8%.

The Group's effective tax rate (including BG Group's share of joint ventures and associates tax) was 43.3% for the half year.

Cash generated by operations increased by 5% to GBP1 915 million and proceeds from disposals were GBP461 million.

Capital investment of GBP1 365 million included power plant acquisitions of GBP505 million and investment in Europe and Central Asia (GBP332 million), Mediterranean Basin and Africa (GBP236 million), North America and the Caribbean (GBP162 million), Asia Pacific (GBP69 million) and South America (GBP61 million).

The Board has declared an interim dividend of 3.6p per share, payable on 14 September to shareholders on the register at 10 August.



                           EXPLORATION AND PRODUCTION

   Second Quarter          Business Performance            Half Year
   2007      2006                                      2007       2006
   GBPm      GBPm                                      GBPm       GBPm

   53.7      55.6     -3%  Production volumes (mmboe) 111.9      111.4       -

    942       984     -4%  Revenue and other          1 969      2 057      -4%
                           operating income

    565       647    -13%  Total operating profit     1 191      1 373     -13%

    369       229    +61%  Capital investment           728        500     +46%


Additional operating and financial data is given on page 30.



                                 Second quarter

E&P total operating profit of GBP565 million reflected lower UK gas prices, an increased exploration charge, lower production volumes and a weaker US$/UKGBP exchange rate. At constant US$/UKGBP exchange rates and upstream prices, underlying total operating profit would have increased by 3%.

Production volumes were 3% lower, principally due to annual maintenance in the UK and Egypt and the impact of asset disposals, partially offset by new production from Buzzard and Atlantic/Cromarty in the UK and Dolphin Deep in Trinidad and Tobago.

The exploration charge of GBP72 million is GBP17 million higher than 2006, reflecting the increased exploration activities across the Group.

Unit operating expenditure was up 67 pence to GBP2.74 per boe, reflecting maintenance activity in the quarter and the effect of industry cost inflation.

The Group's average realised international gas price was 15.1 pence (2006 17.1 pence) per produced therm. The average realised price per produced therm in the UK was 23.9 pence (2006 26.2 pence), reflecting a reduction in spot market prices.

Capital investment of GBP369 million included expenditure in Tunisia (GBP90 million), the UK (GBP89 million), Egypt (GBP49 million), Trinidad and Tobago (GBP34 million), Kazakhstan (GBP32 million) and India (GBP25 million).



                                   Half year

E&P total operating profit of GBP1 191 million reflected lower prices and a weaker US$/UKGBP exchange rate. At constant US$/UKGBP exchange rates and upstream prices, underlying total operating profit would have increased by 4%. Production volumes were in line with the prior year as the impact of maintenance and asset disposals have been offset by Buzzard and Atlantic/Cromarty in the UK and Dolphin Deep in Trinidad and Tobago.

The Group's average realised international gas price was 15.8 pence (2006 17.7 pence) per produced therm. In the UK, the average realised price per produced therm was 31.5 pence (2006 33.0 pence).

The exploration charge has increased GBP29 million to GBP128 million principally due to increased exploration activity.

Capital  investment of GBP728  million  included  expenditure  in the UK (GBP230
million),   Tunisia  (GBP153  million),  Egypt  (GBP77  million),  India  (GBP56 million), Trinidad and Tobago (GBP55 million) and Kazakhstan (GBP51 million).


                       Second quarter business highlights

On 1 June, BG Group and partners agreed the terms of the Phase III Karachaganak Gas Sales Agreement, Kazakhstan with KazRosGaz, a joint venture between Gazprom and KazMunaiGaz. The agreement, which is subject to final approvals, sets out the commercial terms governing the sale of gas over a 15 year period, expected to commence during the fourth quarter 2007. Volumes under the agreement will double to 16 bcma following completion of the Karachaganak Phase III expansion, which is expected onstream in 2012. This agreement is a significant milestone in the continued development of the Karachaganak field; it represents the commercialisation of more than 7 tcf of gas and will also facilitate sales of up to 16.5 mtpa of liquids.

During the quarter, BG Group and partners signed major contracts for a total of US$459 million for the Poinsettia field project, part of the planned phased development of the North Coast Marine Area in Trinidad and Tobago. The project comprises a new drilling and production platform in 160 metres of water, the drilling of four wells from the platform, a 20" gas export line and a single sub-sea well tie-back. Construction of the platform is expected to be completed in the fourth quarter 2008 and the drilling campaign will commence immediately thereafter.

On 1 July, the Central Area Transmission System (CATS) gas pipeline was safely suspended following damage caused by the anchor of a third party vessel. A more detailed inspection of the pipeline is underway to determine the scope of necessary repairs.

In the year to date, seven exploration and appraisal wells have been completed of which three were successful and one is under evaluation. A further eight wells are currently operating. In Brazil, the Tupi Sul appraisal well and Carioca exploration well are currently drilling.




                             LIQUEFIED NATURAL GAS

   Second Quarter           Business Performance            Half Year
   2007      2006                                        2007      2006
   GBPm      GBPm                                        GBPm      GBPm

    910       548     +66%  Revenue and other operating 1 607     1 201    +34%
                            income

                            Total operating profit
     73        29    +152%  Shipping and marketing        188       155    +21%
     32        24     +33%  Liquefaction                   57        54     +6%
    (17)      (19)    -11%  Business development and      (36)      (37)    -3%
                            other costs
     88        34    +159%                                209       172    +22%

     21       139     -85%  Capital investment             81       227    -64%

Supplementary operating and financial data are given on page 30.



                                 Second quarter

LNG total operating profit increased by GBP54 million to GBP88 million reflecting higher volumes and prices, partially offset by the weaker US$/UKGBP exchange rate.

In shipping and marketing, total operating profit increased by GBP44 million to GBP73 million, primarily due to a 61% increase in volumes and the higher Henry Hub price, partially offset by the weaker US$/UKGBP exchange rate. Softer market conditions in Europe and Asia placed a higher premium on access to the US market. This enabled BG Group to secure an additional 27 spot cargoes for delivery into the US, more than offsetting reduced diversion opportunities.

BG Group's share of operating profit from liquefaction activities of GBP32 million was up 33% as Atlantic LNG Train 4 entered its commercial phase.



                                   Half year

LNG total operating profit increased by GBP37 million to GBP209 million reflecting a 44% increase in managed volumes, partially offset by the weaker US$/UKGBP exchange rate. BG Group's share of operating profit from liquefaction activities increased by 6% to GBP57 million.

Capital investment includes GBP49 million relating to LNG vessels and GBP21 million relating to regasification development projects.



                       Second quarter business highlights

On 1 May, the Cypress pipeline went into service on schedule, giving BG Group direct access from the Elba Island regasification terminal to the supply-constrained Florida market. The pipeline extension expands Elba Island's downstream take-away capacity by approximately 1.6 mtpa (220 000 mmbtud), increasing downstream capacity by more than 30%. Cypress has the potential to supply approximately 8% of Florida's current demand for natural gas.

On 4 June, BG Group announced it had signed an agreement to build and supply Chile's first LNG import terminal - GNL Quintero (BG Group 40%). The 2.5 mtpa terminal will have the capacity to meet up to approximately 40% of the country's current demand for natural gas and is targeted to commence early operations in the second quarter 2009, with full operations targeted for second quarter 2010.

BG Group also executed a 21 year LNG sale and purchase agreement to supply Chile with 1.7 mtpa of LNG through the terminal, to be supplied from its global LNG portfolio.

In June, the first LNG cargo under BG Group's 3.4 mtpa supply contract from Equatorial Guinea LNG was delivered to the Group's capacity at the Lake Charles import terminal, Louisiana, USA.


                         TRANSMISSION AND DISTRIBUTION

   Second Quarter          Business Performance            Half Year
   2007      2006                                        2007      2006
   GBPm      GBPm                                        GBPm      GBPm

                           Revenue and other operating
                           income
    197       191     +3%  Comgas                         371       359     +3%
     37        33    +12%  Other                           83        68    +22%

    234       224     +4%                                 454       427     +6%


                           Total operating profit

     58        48    +21%  Comgas                          98        98      -
     12         9    +33%  Other                           22        24     -8%

     70        57    +23%                                 120       122     -2%


     29        28      -   Capital investment              45        53    -15%





                                 Second quarter

T&D total operating profit for the quarter increased by GBP13 million to GBP70 million.

At Comgas, in Brazil, total operating profit increased by GBP10 million to GBP58 million, reflecting a 4% increase in volumes and movements in the regulatory current account, partially offset by higher costs. Operating profit in the quarter includes GBP10 million to be passed back to customers in future periods. At the end of the quarter, the total to be passed back to customers in future periods was GBP19 million.

Capital investment mainly represents the development of the Comgas pipeline network.


                                   Half year

T&D total operating profit decreased by GBP2 million to GBP120 million. At Comgas, operating profit was in line with 2006 at GBP98 million, reflecting a 6% increase in volumes and movements in the regulatory current account, offset by the adverse exchange rate and higher costs.


                       Second quarter business highlights

In June, BG Group sold its 25% equity stake in Interconnector (UK) Limited to Caisse de depot et placement du Quebec, Canada for GBP165 million resulting in a post-tax gain of GBP33 million. BG Group retains its capacity in both forward export and reverse import direction.


                                POWER GENERATION

   Second Quarter           Business Performance           Half Year
   2007      2006                                        2007      2006
   GBPm      GBPm                                        GBPm      GBPm

    142        50    +184%  Revenue and other operating   238       142    +68%
                            income

     31        23     +35%  Total operating profit         69        62    +11%

     76         2       -   Capital investment            509         3      -



                          Second quarter and half year

The increase in revenue and total operating profit in the quarter is principally due to the contribution from recently acquired assets in the USA and Italy.

Total operating profit for the half year also includes a one-off contribution from the settlement of a contractual dispute at Premier Power, and lower profits at Seabank where one-off insurance proceeds arose in 2006.

Capital investment in the quarter primarily relates to the acquisition of the Masspower power plant in the USA. In the half year, it also includes the acquisitions of the Lake Road power plant in the USA and the remaining equity (66.3%) of Serene S.p.A. in Italy.


                        Presentation of Non-GAAP measures

  Business Performance

  'Business Performance' excludes disposals, certain re-measurements and impairments (see below) as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

  BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.


  Disposals, certain re-measurements and impairments

  BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

  BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

  BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

  Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals, re-measurements and impairments'. Realised gains and losses relating to these instruments are included in Business Performance. This presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

  BG Group has also separately identified profits and losses associated with the disposal of non-current assets, closures and impairments, as they are items which require separate disclosure in order to provide a clearer understanding of the results for the period.

  For a reconciliation between the overall results and Business Performance and details of disposals, re-measurements and impairments, see the consolidated income statement, page 12 and note 2 to the interim accounts, page 20.
  Joint ventures and associates

  Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. This approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see note 3 to the accounts, page 20.


  Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.


  Net borrowings/funds

  BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as this is an important liquidity measure for the Group.



                                 LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve BG Group's growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2006. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.



                         CONSOLIDATED INCOME STATEMENT
                                 SECOND QUARTER
                                                                                                       2006
                                                              2007                            Disposals, re-
                                                   Disposals, re-                             measuremments       Total
                                                     measurements                                        and     Result
                                       Business   and impairments      Total         Business    impairments
                                 Performance(i)       (Note 2)(i)     Result   Performance(i)    (Note 2)(i)
                        Notes             GBPm               GBPm       GBPm           GBPm             GBPm       GBPm

Group revenue                            2 155                  -      2 155          1 753                -      1 753
Other operating income      2                7                 27         34              1               85         86

Group revenue and other
operating income            3            2 162                 27      2 189          1 754               85      1 839

Operating costs                         (1 478)                 -     (1 478)        (1 058)               -     (1 058)

Profits and losses on
disposal of non-current
assets and impairments      2                -                 19         19              -               (8)        (8)

Operating profit(ii)        3              684                 46        730            696               77        773

Finance income           2, 4               34                  -         34             21                4         25

Finance costs            2, 4              (25)                (2)       (27)           (17)              (5)       (22)

Share of post-tax
results from joint
ventures and
associates                  3               38                  -         38             29                -         29

Profit before tax                          731                 44        775            729               76        805

Taxation                 2, 5             (307)                18       (289)          (392)              17       (375)

Profit for the period                      424                 62        486            337               93        430

Attributable to:

BG Group shareholders
(earnings)                                 409                 62         471            325               93       418

Minority interest                           15                  -          15             12                -        12

                                           424                 62         486            337               93       430

Earnings per share
- basic                     6             12.0p               1.9p       13.9p           9.3p             2.7p     12.0p

Earnings per share
- diluted                   6             11.9p               1.9p       13.8p           9.2p             2.7p     11.9p

Total operating profit
including share of pre-tax
operating results from
joint ventures and
associates                   3             747                 46         793            752               77       829



i) See Presentation of Non-GAAP measures, page 10, for an explanation of results excluding disposals, re-measurements and impairments and presentation of the results of joint ventures and associates.

ii) Operating profit is before share of results from joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.





                         CONSOLIDATED INCOME STATEMENT
                                   HALF YEAR

                                                                                                       2006
                                                              2007                            Disposals, re-
                                                   Disposals, re-                              measuremments      Total
                                                     measurements                                        and     Result
                                       Business   and impairments      Total         Business    impairments
                                 Performance(i)       (Note 2)(i)     Result   Performance(i)    (Note 2)(i)
                        Notes             GBPm               GBPm       GBPm           GBPm             GBPm       GBPm

Group revenue               4              098                  -      4 098          3 684                -      3 684

Other operating income      2               44                 (6)        38             42              109        151

Group revenue and other
operating income            3            4 142                 (6)     4 136          3 726              109      3 835

Operating costs                         (2 690)                 -     (2 690)        (2 142)               -     (2 142)

Profits and losses on
disposal of non-current
assets and impairments      2                -                 18         18              -               (8)        (8)

Operating profit(ii)        3            1 452                 12      1 464          1 584              101      1 685
Finance income           2, 4               67                  5         72             57                7         64
Finance costs            2, 4              (55)                (6)       (61)           (36)              (8)       (44)
Share of post-tax
results from joint
ventures and
associates                  3               82                  -         82             67                -         67

Profit before tax                        1 546                 11      1 557          1 672              100      1 772

Taxation                 2, 5             (664)                35       (629)          (760)               7       (753)

Profit for the period                      882                 46        928            912              107      1 019

Attributable to:

BG Group shareholders
(earnings)                                 857                 46        903            888              108        996

Minority interest                           25                  -         25             24               (1)        23

                                           882                 46        928            912              107      1 019

Earnings per share
- basic                     6             25.2p               1.3p      26.5p          25.3p             3.1p      28.4p

Earnings per share
- diluted                   6             25.0p               1.3p      26.3p          25.1p             3.1p      28.2p

Total operating profit
including share of pre-tax
operating results from
joint ventures and
associates (iii)            3            1 570                 12      1 582           1 710              101      1 811



i) See Presentation of Non-GAAP measures, page 10 for an explanation of results excluding disposals, re-measurements and impairments and presentation of the results of joint ventures and associates.

ii) Operating profit is before share of results from joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.




                           CONSOLIDATED BALANCE SHEET
                                   HALF YEAR

                                              As at
                                     30 Jun   31 Dec    30 Jun
                                       2007   2006(i) 2006 GBPm
                                       GBPm     GBPm
Assets
Non-current assets
Goodwill                                356      328      337
Other intangible assets                 678      694      812
Property, plant and equipment         6 764    5 960    5 850
Investments                           1 079    1 086    1 090
Deferred tax assets                      79       74      102
Trade and other receivables              47       49       47
Commodity contracts and other
derivative financial                    340      273      111
instruments
                                      9 343    8 464    8 349
Current assets
Inventories                             273      247      197
Trade and other receivables           1 831    1 854    1 588
Commodity contracts and other
derivative financial                    309      575       29
instruments
Cash and cash equivalents             1 971    1 463    1 567
                                      4 384    4 139    3 381
Assets classified as held for sale        -       85        -
Total assets                         13 727   12 688   11 730

Liabilities
Current liabilities
Borrowings                             (311)    (103)     (57)
Trade and other payables             (1 617)  (1 618)  (1 255)
Current tax liabilities                (593)    (357)    (533)
Commodity contracts and other
derivative financial                   (481)    (741)    (539)
instruments
                                      (3 002) (2 819)  (2 384)
Non-current liabilities
Borrowings                            (1 530) (1 559)  (1 579)
Trade and other payables                 (21)    (21)     (21)
Commodity contracts and other
derivative financial                    (189)    (90)      (2)
instruments
Deferred income tax liabilities       (1 188) (1 146)    (835)
Retirement benefit obligations          (151)   (167)    (166)
Provisions for other liabilities and
charges                               (3 647) (3 370)  (2 978)

Liabilities associated with assets
classified as held for sale                -     (34)       -

Total liabilities                     (6 649) (6 223)  (5 362)

Net assets                             7 078   6 465    6 368

Attributable to:
BG Group equity shareholders           6 958   6 363    6 266
Minority interest                        120     102      102
Total equity                           7 078   6 465    6 368


i) Restated as a result of post balance sheet events as detailed in the 2006 Annual Report and Accounts.


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

 Second Quarter                                                   Half Year
 2007      2006                                                2007      2006
 GBPm      GBPm                                                GBPm      GBPm

  486       430   Profit for the period                         928     1 019

   11        23   Hedge adjustments net of tax                   24        45
  (34)     (211)  Currency translation adjustments               (8)     (240)

  (23)     (188)  Net gains/(losses) recognised directly in      16      (195)
                  equity

  463       242   Total recognised income for the period        944       824

                  Attributable to:
   20         5   Minority interests                             31        20
  443       237   Shareholders                                  913       804

  463       242                                                 944       824






CONSOLIDATED CASH FLOW STATEMENT

Second Quarter                                                    Half Year
 2007      2006                                                 2007      2006
 GBPm      GBPm                                                 GBPm      GBPm
                  Cash flows from operating activities
  775       805   Profit before tax                            1 557     1 772
  (38)      (29)  Share of post-tax results from joint           (82)      (67)
                  ventures and associates
  166       149   Depreciation of property, plant and            334       298
                  equipment and amortisation of intangible
                  assets
  (27)      (92)  Fair value movements in commodity contracts     45      (133)
  (19)        8   Profits and losses on disposal of              (18)        8
                  non-current assets and impairments
   16        18   Unsuccessful exploration expenditure            26        29
                  written off
   (3)        3   (Decrease)/increase in provisions              (23)        7
  (34)      (25)  Finance income                                 (72)      (64)
   27        22   Finance costs                                   61        44
    7         5   Share-based payments                            14        11
  (41)      (25)  (Increase)/decrease in working capital          73       (79)
  829       839   Cash generated by operations                 1 915     1 826

 (190)     (198)  Income taxes paid                             (374)     (483)
  639       641   Net cash inflow from operating activities    1 541     1 343

                  Cash flows from investing activities
   13        82   Dividends received from joint ventures and      37        93
                  associates
  381         1   Proceeds from disposal of subsidiary           461         5
                  undertakings and investments
 (406)     (250)  Purchase of property, plant and equipment     (780)     (599)
                  and intangible assets
    8        12   Loans from/(to) joint ventures and              (7)       (4)
                  associates
  (77)        -   Business combinations and investments         (483)       (2)
  (81)     (155)  Net cash outflow from investing activities    (772)     (507)

                  Cash flows from financing activities
   (7)       (6)  Net interest received/(paid)(i)                 (9)        2
 (141)     (143)  Dividends paid                                (141)     (143)
  (13)      (17)  Dividends paid to minority                     (13)      (17)
  155        42   Net proceeds from issue of new borrowings      292        58
 (179)      (33)  Repayment of borrowings                       (195)      (81)
    8         2   Issue of shares                                 15         8
    -         1   Issue of shares to minority shareholder          -         1
 (115)     (446)  Purchase of own shares                        (211)     (593)
 (292)     (600)  Net cash outflow from financing activities    (262)     (765)
  266      (114)  Net increase/(decrease) in cash and cash       507        71
                  equivalents

1 705     1 697   Cash and cash equivalents at beginning of    1 463     1 516
                  period
    -       (16)  Effect of foreign exchange rate changes          1       (20)
1 971     1 567   Cash and cash equivalents at end of period   1 971     1 567
                  (ii)


i) Includes capitalised interest for the second quarter of GBP9 million (2006 GBP17 million), and for the half year of GBP20 million
   (2006 GBP31 million).

ii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.



             RECONCILIATION OF NET BORROWINGS/FUNDS(i) - HALF YEAR

                                                                           GBPm
Net borrowings as at 31 December 2006(i) (ii)                             (103)

Net increase in cash and cash equivalents                                  507
Cash inflow from changes in gross borrowings                               (97)
Inception of finance leases                                                (53)
Effect of acquisitions                                                     (40)
Foreign exchange and other re-measurements                                  (1)
Net funds as at 30 June 2007(i) (ii)                                       213


Net borrowings attributable to Comgas were GBP285 million (31 December 2006 GBP242 million).

As at 30 June 2007, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP0.9 billion, including BG Group shareholder loans of approximately

GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.


i) Net borrowings/funds are defined on page 32
ii) Net borrowings/funds comprise:
                                                              As at
                                                    30 Jun 2007   31 Dec 2006
                                                           GBPm          GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                 1 971         1 463
Overdrafts, loans and finance leases                       (311)         (103)
Derivative financial instruments(iii)                        49             -

                                                          1 709         1 360

Amounts receivable/(due) after more than one year
Loans and finance leases                                 (1 530)       (1 559)
Derivative financial instruments(iii)                        34            96

                                                         (1 496)       (1 463)

Net funds/(borrowings)                                      213          (103)



iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.






RECONCILIATION OF NET BORROWINGS - HALF YEAR (Continued)


LIQUIDITY AND CAPITAL RESOURCES

All information below is as at 30 June 2007.

The Group's principal borrowing entities are: BG Energy Holdings Limited (BGEH), including wholly-owned subsidiary undertakings, the majority of whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), Comgas and Gujarat Gas, both of which conduct their borrowing activities on a stand-alone basis.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.04 billion, of which $520 million expires in 2007 and $520 million expires in 2009. In addition, BGEH had a note purchase facility of $65 million expiring in October 2007. There are no restrictions on the application of funds under these facilities, which were undrawn.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $970.1 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.477 billion was unutilised.

In  addition,   BGEH  had  the  following  uncommitted  borrowing  facilities -
multicurrency facilities of GBP580 million, overdraft facilities of GBP60 million and credit facilities of $40 million, all of which were unutilised.

Comgas had committed borrowing facilities of Brazilian Reals (BRL) 1,948.6 million, of which BRL 605.0 million was unutilised, and uncommitted borrowing facilities of BRL 577.6 million, all of which were unutilised.




Independent review report to BG Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated interim balance sheet as at 30 June 2007 and the related consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in
Note 1.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.



PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2007



Notes

1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for the quarter ended and the half year ended 30 June 2007. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2006, as they provide an update of previously reported information. These financial statements have been prepared in accordance with the requirements of the UK Listing Rules and the accounting policies set out in the 2006 Annual Report and Accounts.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.




2. Disposals, re-measurements and impairments

Second Quarter                                                      Half Year
 2007    2006                                                     2007    2006
 GBPm    GBPm                                                     GBPm    GBPm

   27      85   Revenue and other operating income -                (6)    109
                re-measurements of commodity contracts
   19      (8)  Profits and losses on disposal of non-current       18      (8)
                assets and impairments
   (2)     (1)  Net finance income/(costs) - re-measurements of     (1)     (1)
                financial instruments
   18      17   Taxation                                            35       7
    -       -   Minority interest                                    -       1

   62      93   Impact on earnings                                  46     108




Second quarter and half year: Revenue and other operating income


Re-measurements included within revenue and other operating income amount to a credit of GBP27 million for the quarter (2006 GBP85 million credit), of which a GBP21 million credit (2006 GBP82 million credit) represents non-cash mark-to-market movements on certain long-term UK gas contracts. For the half year, a charge of GBP6 million in respect of re-measurements is included within revenue and other operating income (2006 GBP109 million credit), included in which is a GBP18 million credit, representing non-cash mark-to-market movements on certain long-term UK gas contracts (2006 GBP101 million credit). Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument.


Net finance costs

Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings.



2007 second quarter: Disposal of non-current assets


During the second quarter, BG Group sold its 25% equity interest in Interconnector (UK) Limited whilst retaining throughput capacity contracts with this company. The net proceeds of the equity disposal were GBP165 million, resulting in a pre- and post-tax gain of GBP157 million. No tax arises on the gain on this disposal. As part of this transaction, the Group has reviewed the retained capacity contracts in the Interconnector pipeline and has concluded that the obligations associated with these contracts now exceed the benefit expected to be received from the Interconnector interest. Accordingly, a pre-tax provision of GBP156 million (post-tax GBP124 million) has been made to reflect the present obligation under these contracts. The overall transaction has generated a pre-tax gain on disposal of GBP1 million (post-tax GBP33 million).

During the second quarter, BG Group disposed of selected Canadian exploration and production assets. This resulted in a gain on disposal of GBP18 million. No tax arose on the disposal.



2007 first quarter: Disposal of non-current assets


During the first quarter, BG Group disposed of its Mauritanian interests. This resulted in a loss on disposal of GBP1 million. No tax arose on the disposal.



2006 second quarter: Disposal of non-current assets


During the second quarter 2006, BG Group disposed of its telecoms businesses. This resulted in a loss on disposal of GBP8 million. No tax arose on the disposal.

3. Segmental analysis


Group revenue and          Business       Disposals,  Total     Business       Disposals,  Total
other operating income      Perfor- re-measurements  Result  Performance  re-measurements Result
                              mance  and impairments                      and impairments
                                (i)             (ii)
Second Quarter                 2007             2007   2007         2006             2006   2006
                               GBPm             GBPm   GBPm         GBPm             GBPm   GBPm

Exploration and                 942               27    969          984               85  1 069
Production
Liquefied Natural Gas           910                -    910          548                -    548
Transmission and                234                -    234          224                -    224
Distribution
Power Generation                142                -    142           50                -     50
Other activities                  1                -      1            2                -      2
Less: intra-group               (67)               -    (67)         (54)               -    (54)
sales
                              2 162               27  2 189        1 754               85  1 839







Group revenue and          Business       Disposals,  Total     Business       Disposals,  Total
other operating income  Performance  re-measurements Result  Performance  re-measurements Result
                                     and impairments                      and impairments
Half Year                      2007             2007   2007         2006             2006   2006
                               GBPm             GBPm   GBPm         GBPm             GBPm    GBPm

Exploration and               1 969               (6) 1 963        2 057              109  2 166
Production
Liquefied Natural Gas         1 607                -  1 607        1 201                -  1 201
Transmission and                454                -    454          427                -    427
Distribution
Power Generation                238                -    238          142                -    142
Other activities                  3                -      3            5                -      5
Less: intra-group              (129)               -   (129)        (106)               -   (106)
sales
                              4 142              (6)  4 136        3 726              109  3 835

3.      Segmental analysis (continued)


                              Business Performance           Disposals,        Total Result
                                               (i)  re-measurements and
                                                         impairments(i)
Second Quarter                     2007      2006       2007       2006       2007       2006
                                   GBPm      GBPm       GBPm       GBPm       GBPm       GBPm
Total operating profit before
share of results from joint
ventures and associates

Exploration and Production          565        647         45        85        610        732
Liquefied Natural Gas                57         10          -         -         57         10
Transmission and Distribution        59         46          1         -         60         46
Power Generation                     10          2          -         -         10          2
Other activities                     (7)        (9)         -        (8)        (7)       (17)
                                    684        696         46        77        730        773
Pre-tax share of operating
results of joint ventures and
associates(ii)

Liquefied Natural Gas                31         24          -         -         31         24
Transmission and Distribution        11         11          -         -         11         11
Power Generation                     21         21          -         -         21         21
                                     63         56          -         -         63         56
Total operating profit
including share of results
from joint ventures and
associates

Exploration and Production          565        647         45        85        610        732
Liquefied Natural Gas                88         34          -         -         88         34
Transmission and Distribution        70         57          1         -         71         57
Power Generation                     31         23          -         -         31         23
Other activities                     (7)        (9)         -        (8)        (7)       (17)
                                    747        752         46        77        793        829

For notes i) to ii) see footnotes on page 24.

3. Segmental analysis (continued)


                              Business Performance           Disposals,        Total Result
                                               (i)  re-measurements and
                                                         impairments(i)
Half Year                          2007       2006       2007      2006       2007       2006
                                   GBPm       GBPm       GBPm      GBPm       GBPm       GBPm
Total operating profit before
share of results from joint
ventures and associates

Exploration and Production        1 191      1 373         11       109      1 202      1 482
Liquefied Natural Gas               153        118          -         -        153        118
Transmission and Distribution        99        100          1         -        100        100
Power Generation                     28         12          -         -         28         12
Other activities                    (19)       (19)         -        (8)       (19)       (27)
                                  1 452      1 584         12       101      1 464      1 685


Pre-tax share of operating
results of joint ventures and
associates(ii)

Liquefied Natural Gas                56         54          -         -         56         54
Transmission and Distribution        21         22          -         -         21         22
Power Generation                     41         50          -         -         41         50
                                    118        126          -         -        118        126
Total operating profit
including share of results
from joint ventures and
associates

Exploration and Production        1 191      1 373         11       109      1 202      1 482
Liquefied Natural Gas               209        172          -         -        209        172
Transmission and Distribution       120        122          1         -        121        122
Power Generation                     69         62          -         -         69         62
Other activities                    (19)       (19)         -        (8)       (19)       (27)
                                  1 570      1 710         12       101      1 582      1 811


i) See note 2, page 20 and Presentation of Non-GAAP measures, page 10 for an explanation of results excluding disposals, re-measurements and impairments and presentation of the results of joint ventures and associates.

ii) Share of results in joint ventures and associates in the table above are before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP38 million (2006 GBP29 million), and for the half year is GBP82 million (2006 GBP67 million).

3. Segmental analysis (continued)




Total Result                         Operating      Share of     Total
                                 profit before    results in
                                      share of         joint     Result
                                  results from  ventures and
                                         joint    associates
                                  ventures and
                                    associates
Second Quarter                     2007   2006   2007   2006   2007    2006
                                   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm

Exploration and Production          610    732      -      -    610     732
Liquefied Natural Gas                57     10     19     10     76      20
Transmission and Distribution        60     46      4      7     64      53
Power Generation                     10      2     15     12     25      14
Other activities                     (7)   (17)     -      -     (7)    (17)
                                    730    773     38     29    768     802

Net finance income/(costs)                                        7       3
Taxation                                                       (289)   (375)

Profit for the period                                           486     430



Total Result                          Operating      Share of     Total
                                  profit before    results in     Result
                                       share of         joint
                                   results from  ventures and
                                          joint    associates
                                   ventures and
                                     associates

Half Year                           2007   2006   2007   2006   2007   2006
                                    GBPm   GBPm   GBPm   GBPm   GBPm   GBPm

Exploration and Production         1 202  1 482      -      -  1 202  1 482
Liquefied Natural Gas                153    118     35     22    188    140
Transmission and Distribution        100    100     19     13    119    113
Power Generation                      28     12     28     32     56     44
Other activities                     (19)   (27)     -      -    (19)   (27)
                                   1 464  1 685     82     67  1 546  1 752

Net finance income/(costs)                                        11     20
Taxation                                                        (629)  (753)

Profit for the period                                            928  1 019

4. Net finance costs




         Second Quarter                                                   Half Year
       2007        2006                                            2007        2006
       GBPm        GBPm                                            GBPm        GBPm

        (16)        (13)Interest payable                            (39)        (31)
        (13)        (18)Interest on obligations under               (26)        (30)
                        finance leases
          9          17 Interest capitalised                         20          31
         (5)         (3)Unwinding of discount on provisions(i)      (10)         (6)
         (2)         (5)Disposals, re-measurements and               (6)         (8)
                        impairments (Note 2)
        (27)        (22)Finance costs                               (61)        (44)

         34          21 Interest receivable                          67          57
          -           4 Disposals, re-measurements and                5           7
                        impairments (Note 2)
         34          25 Finance income                               72          64
          7           3 Net finance income(ii)                       11          20



i) Relates to the unwinding of the discount on provisions and amounts in respect of pension obligations which represent the unwinding of discount on the plans' liabilities offset by the expected return on the plans' assets.

ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP15 million (2006 GBP18 million), and for the half year of GBP27 million (2006 GBP34 million).

5. Taxation



The taxation charge for the second quarter before disposals, re-measurements and impairments was GBP307 million (2006 GBP392 million) and the taxation charge including disposals, re-measurements and impairments was GBP289 million (2006 GBP375 million).



For the half year, the taxation charge before disposals, re-measurements and impairments was GBP664 million (2006 GBP760 million) and the taxation charge including disposals, re-measurements and impairments was GBP629 million (2006 GBP753 million).



The Group share of taxation from joint ventures and associates for the second quarter was GBP10 million (2006 GBP9 million) and for the half year was GBP9 million (2006 GBP25 million).


6. Earnings per ordinary share




       Second Quarter                                         Half Year
     2007           2006                                2007             2006
     GBPm Pence  GBPm   Pence                         GBPm Pence per     GBPm Pence
           per            per                                share              per
         share          share                                                 share


  471     13.9    418    12.0 Earnings               903      26.5     996     28.4
  (43)    (1.3)  (101)   (2.9)Re-measurements        (28)     (0.8)   (116)    (3.3)
                              (after tax and
                              minority interest)

  (19)    (0.6)     8     0.2 Profits and losses     (18)     (0.5)      8      0.2
                              on disposals (after
                              tax)

  409     12.0    325     9.3 Earnings -             857      25.2     888     25.3
                              excluding
                              disposals,
                              re-measurements and
                              impairments





Basic earnings per share calculations in 2007 are based on shares in issue of 3
395 million for the quarter and 3 401 million for the half year.



The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 426 million for the quarter and 3 433 million for the half year, being the weighted average number of ordinary shares in issue during the period as adjusted for share options.

7.      Results Presentation

   Half year                    Business   Disposals,         Total
                             Performance re-measurements      Result
                                         and impairments
                                               (i)
                            2007    2006    2007    2006    2007   2006
                            GBPm    GBPm    GBPm    GBPm    GBPm   GBPm
   Operating profit        1 452   1 584      (6)    109   1 446  1 693
   before disposal of
   non-current assets

   Profits and losses on       -       -      18      (8)     18     (8)
   disposal of
   non-current assets
   and impairments

   Operating profit        1 452   1 584      12     101   1 464  1 685
   before share of
   results from joint
   ventures and
   associates

   Pre-tax share of          118     126       -       -     118    126
   operating results of
   joint ventures and
   associates
   Total operating         1 570   1 710      12     101   1 582  1 811
   profit

   Net finance costs
   Finance income             67      57       5       7      72     64
   Finance costs             (55)    (36)     (6)     (8)    (61)   (44)
   Share of joint            (27)    (34)      -       -     (27)   (34)
   ventures
   and associates
                             (15)    (13)     (1)     (1)    (16)   (14)
   Taxation
   Taxation                 (664)   (760)     35       7    (629)  (753)
   Share of joint             (9)    (25)      -       -      (9)   (25)
   ventures
   and associates
                            (673)   (785)     35       7    (638)  (778)


   Profit for the period     882     912      46     107     928  1 019

   Profit attributable
   to:
   Shareholders              857     888      46     108     903    996
   (earnings)
   Minority interest          25      24       -      (1)     25     23
                             882     912      46     107     928  1 019





i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 10.


8. Capital investment: geographical analysis



          Second Quarter                                         Half Year
      2007            2006                                   2007       2006
      GBPm            GBPm                                   GBPm       GBPm

       152             109 Europe and Central Asia            412        213
        42              40 South America                       61        113
        33              30 Asia Pacific                        69         53
       126             172 North America and the              587        281
                           Caribbean
       143              50 Mediterranean Basin and            236        127
                           Africa
       496             401                                  1 365        787








9. Quarterly information: earnings and earnings per share




                                          2007      2006        2007      2006
                                          GBPm      GBPm       pence     pence

First quarter
- including disposals,                     432       578        12.7      16.4
re-measurements and impairments
- excluding disposals,                     448       563        13.1      16.0
re-measurements and impairments
Second quarter
- including disposals,                     471       418        13.9      12.0
re-measurements and impairments
- excluding disposals,                     409       325        12.0       9.3
re-measurements and impairments
Third quarter
- including disposals,                               394                  11.5
re-measurements and impairments
- excluding disposals,                               342                  10.0
re-measurements and impairments
Fourth quarter
- including disposals,                               389(i)               11.4(i)
re-measurements and impairments
- excluding disposals,                               410                  12.0
re-measurements and impairments


Full year
- including disposals,                             1 779(i)               51.4(i)
re-measurements and impairments
- excluding disposals,                             1 640                  47.4
re-measurements and impairments


i) Restated as a result of post balance sheet events as detailed in the 2006 Annual Report and Accounts.

Supplementary information: Operating and financial data

   Second Quarter                 First Quarter                                      Half Year
    2007     2006                          2007                                    2007     2006

                                                Production volumes (mmboe)
     7.4      5.3                           6.5 - oil                              13.9     10.9
     9.7      7.6                           8.8 - liquids                          18.5     15.0
    36.6     42.7                          42.9 - gas                              79.5     85.5
    53.7     55.6                          58.2 - total                           111.9    111.4

                                                Production volumes (boed in
                                                thousands)
      81       58                            72 - oil                                77       60
     107       84                            98 - liquids                           102       83
     402      468                           477 - gas                               439      472
     590      610                           647 - total                             618      615

                                                LNG cargoes
      46       22                            18 - Lake Charles, USA                  64       24
      17       14                            15 - Elba Island, USA                   32       23
       8       13                            19 - Europe, Asia and other USA         27       42
      71       49                            52 - total                             123       89

 208 814  129 493                       144 752 LNG managed volumes (thousand   353 566  245 305
                                                mmbtu)

 GBP34.81 GBP38.71                      GBP29.60 Average realised oil price per   GBP32.37   GBP37.18
                                                barrel
 ($69.07) ($69.76)                      ($58.13)                                ($63.89) ($66.03)

  GBP28.58 GBP31.51                      GBP23.21 Average realised liquids price   GBP25.99   GBP30.14
                                                per barrel
 ($56.72) ($56.79)                      ($45.57)                                ($51.31) ($53.51)

  23.88p   26.20p                        37.03p Average realised UK gas price    31.48p   32.96p
                                                per produced therm

  15.11p   17.05p                        16.31p Average realised International   15.75p   17.71p
                                                gas price per produced therm

  17.00p   19.09p                        21.50p Average realised gas price per   19.43p   21.38p
                                                produced therm

 GBP1.74    GBP1.21                       GBP1.51 Lifting costs per boe           GBP1.62    GBP1.20

  ($3.44)  ($2.18)                       ($2.97)                                 ($3.20)  ($2.13)

 GBP2.74    GBP2.07                       GBP2.51 Operating expenditure per boe   GBP2.61    GBP2.13

  ($5.41)  ($3.72)                       ($4.92)                                 ($5.16)  ($3.77)

     301      160                           291 Development expenditure (GBPm)        592      291

                                                Gross exploration expenditure
                                                (GBPm)
      46       66                            59 - capitalised expenditure           105      202
      56       37                            46 - other expenditure                 102       70
     102      103                           105 - gross expenditure                 207      272


Supplementary information: Operating and financial data (continued)



BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2007 by approximately GBP40 million to GBP50 million.


BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2007, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP140 million to GBP160 million.


Glossary

In BG Group's results some or all of the following definitions are used:

bcf         billion cubic feet
bcfd        billion cubic feet per day
bcmpa       billion cubic metres per annum
boe         barrels of oil equivalent
boed        barrels of oil equivalent per day
bopd        barrels of oil per day
CCGT        combined cycle gas turbine
DCQ         daily contracted quantity
E&P         Exploration and Production
EPC         engineering, procurement and construction
EPIC        engineering, procurement, installation and commissioning
FEED        front end engineering design
FERC        Federal Energy Regulatory Commission
Gearing     net borrowings as a percentage of total shareholders' funds
ratio       (excluding the re-measurement of commodity financial instruments and associated deferred tax) plus net borrowings
GW          gigawatt
IAS 39      International Accounting Standard 39 (Financial Instruments)
IFRS        International Financial Reporting Standards
kboed       thousand barrels of oil equivalent per day
LNG         Liquefied Natural Gas
Managed     Comprises all LNG volumes contracted for purchase and having related
volumes     revenue and other operating income recognised in the applicable period
m           million
mmboe       million barrels of oil equivalent
mmbtu       million british thermal units
mmbtud      million british thermal units per day
mmcfd       million cubic feet per day
mmcmd       million cubic metres per day
mmscfd      million standard cubic feet per day
mmscm       million standard cubic metres
mmscmd      million standard cubic metres per day
MoU         Memorandum of understanding
mtpa        million tonnes per annum
MW          megawatt
Net         Comprise cash, current asset investments, finance leases, currency borrowings/ and interest rate derivative financial instruments and short- and
funds       long-term borrowings
NGL         Natural gas liquids
PSA         production sharing agreement
T&D         Transmission and Distribution
tcf         trillion cubic feet
Total       Group operating profit plus share of pre-tax operating results of
operating   joint ventures and associates
profit
UKCS        United Kingdom Continental Shelf
UKCNS       United Kingdom central North Sea
Unit        Production costs and royalties incurred over the period divided by
operating   the net production for the period. Production costs and royalties expenditure (other operating costs) for the period are disclosed under "results
per boe     of operations" in the Supplementary information - Oil and Gas disclosures in BG Group's Annual Report & Accounts for the period.
            This measure does not include the impact of depreciation and amortisation costs and exploration costs as they are not considered to be costs associated with the operation of producing assets.
Unit        Unit operating expenditure as defined above, excluding royalty,
lifting     tariff and insurance costs incurred over the period divided by the
costs per   net production for the period. Unit lifting costs as used in this
boe         ratio do not represent "Production (Lifting) Costs" as defined by
            FAS 19 and FAS 69.

Enquiries


Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:


Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
Thames Valley Park Drive                   Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT
Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com                e-mail: bg@lloydstsb-registrars.co.uk


Financial Calendar

Ex-dividend date for 2007 interim dividend              8 August 2007
Record date for 2007 interim dividend                   10 August 2007
Payment of 2007 interim dividend:
Shareholders                                            14 September 2007
American depositary receipt holders                     21 September 2007
Announcement of 2007 third quarter results              1 November 2007








                     BG Group plc website: www.bg-group.com


                               Registered office
                   Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065



                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 July 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary